UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

TEXAS INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

882491103

(CUSIP Number)

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
+202 2461 1103

With a copy to:

Brittain A. Rogers
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 212 474 1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 8, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

CUSIP No. 882491103

(1)	NAME OF REPORTING PERSONS: NNS Holding (and together with Mr. Nassef Sawiris and Mr. Philip Norman, the “Reporting Persons”) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY:
(4)	SOURCE OF FUNDS (See Instructions): WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): NA
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 4,123,939
	(8)	SHARED VOTING POWER:
	(9)	SOLE DISPOSITIVE POWER: 4,123,939
	(10)	SHARED DISPOSITIVE POWER:
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,123,939
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: NA
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.98%
(14)	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP No. 882491103

(1)	NAME OF REPORTING PERSONS: Mr. Nassef Sawiris
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY:
(4)	SOURCE OF FUNDS (See Instructions): OO (See item 3.)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): NA
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Egypt
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER:
	(8)	SHARED VOTING POWER: 4,123,939
	(9)	SOLE DISPOSITIVE POWER:
	(10)	SHARED DISPOSITIVE POWER: 4,123,939
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,123,939
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: NA
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.98%
(14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No. 882491103

(1)	NAME OF REPORTING PERSONS: Mr. Philip Norman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY:
(4)	SOURCE OF FUNDS (See Instructions): OO (See item 3.)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): NA
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER:
	(8)	SHARED VOTING POWER: 4,123,939
	(9)	SOLE DISPOSITIVE POWER:
	(10)	SHARED DISPOSITIVE POWER: 4,123,939
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,123,939
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: NA
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.98%
(14)	TYPE OF REPORTING PERSON (See Instructions): IN

Explanatory Note

This amendment relates to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 19, 2006, as last amended on October 1, 2008 (the “Schedule 13D”) , relating to the common stock, par value $1.00 per share (“Common Stock”), of Texas Industries, Inc., a Delaware corporation (the “Issuer”) ..

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On October 8, 2008, NNS Holding and Nassef Sawiris filed a preliminary proxy statement with the SEC.  In addition, on October 8, 2008, NNS Holding and Nassef Sawiris sent a letter to certain other stockholders of the Issuer.  A copy of the October 8, 2008 letter is filed herewith as an exhibit and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Letter from NNS Holding to Stockholders of Texas Industries, Inc. dated October 8, 2008.

Exhibit 2	Joint filing agreement between the Reporting Persons dated October 8, 2008.

Signature.

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: October 8, 2008
Mr. Nassef Sawiris

Signature:	/s/ NASSEF SAWIRIS

Date: October 8, 2008
Mr. Philip Norman

Signature:	/s/ PHILIP NORMAN

Date: October 8, 2008
By:	NNS Holding Mr. Nassef Sawiris
Title:	Director

Signature:	/s/ NASSEF SAWIRIS